KWM
Kanen Wealth Management, LLC Philotimo Fund, L.P.
5850 Coral Ridge Drive, Suite 309 Coral Springs, FL 33321
P: (631) 863-3100 F: (631) 863-3103

April 26, 2017

New York & Company 330 W. 34th St., 9th Floor New York, NY 10001

Dear NWY Board of Directors and Executive Management,

We are writing to highlight the losing record of the board of directors and company management. We want to formally express our view that the results of the company and the share price have been awful. The status quo is unacceptable; only a few people at the top are benefiting from representation, while minority shareholders are suffering at the bottom.
Over the last five months, through private discussions with company management and the board, we have attempted to amicably effect positive change at New York and Company and are deeply frustrated with management's lack of action and results to date. Maybe you view our 5% stake, as well as other larger shareholder's ownership, less significant than Irving Place Capital's ownership and not worthy of a seat at the table.
We intend to vigorously represent ourselves, and perhaps other non-Irving Place shareholders feel the same way.

Let us summarize the scorecard of events over the past 4 years:

1) Stock performance on a relative basis - In July of 2013 our stock was approximately $6.72 a share. Currently the stock trades at approximately $1.80 a share; this represents approximately a 73% decline in value. During the same timeframe our
benchmark, XRT (S&P Retail ETF), is up 6.87% before dividends. Over this period of 73% decline in stock price, executive management has received modest base salary increases.
2) Four years ago, in calendar 2013 (FY14), our gross margin (GM) was 28.15%, our selling, general, and administration expenses (SG&A) as a percentage of total sales were 27.82% leaving us with an operating margin of 0.33%.
3) If we fast forward 4 years to calendar year 2016 (FY17), our GM was 28.41% and SG&A as a percentage of total sales was 30.07% leaving us with a negative operating margin of 1.66%.
1)

During the aforementioned 4-year period, management has guided for an engagement in cost saving initiatives in SG&A and COGS to maximize profits and expand margins. These initiatives, however, have failed to translate to the company's earnings performance. During this period, the companies operating margins declined from 33 bps to negative 166 bps. Unfortunately, the numbers speak for themselves.

4) Below are some quotes from earnings calls dating back 4 years that demonstrate management and the boards failure to execute:

a) March 2013 "In addition, buying and occupancy costs decreased by 180 basis points as a percentage of net sales, largely due to the company's continued focus on cost savings and reduced rent expenses." "So it's really a combination of the 3 channels of our business that will get us back to that peak operating margin in the high single digits."
b) December 2014 - "In connection with our analysis, we recently initiated an organizational realignment, which included the elimination of numerous positions in our corporate offices.
As a result of the organizational changes made, we expect to save $9 million to $10 million in expenses, $1.5 million of which will be realized in the fourth quarter of fiscal year 2014."
c) August 2015 - "Turning to Project Excellence, our productivity initiative.
As you know, our goal of Project Excellence is to improve our overall operational efficiency and productivity. At the same time, increase gross margin and mitigate expense increases and investments and growth areas of our business. As previously announced, we launched a comprehensive business reengineering project in late 2014, and we now expect Project Excellence to produce savings of approximately $30 million on an annualized basis, which has been revised upward from our prior estimate of $20 million to $25 million."
d) December 2015 - "So ultimately, our target goal over a longer period of time is to get back to the high single digit operating margins."
e) March 2016 - "From a bottom line benefit, we continue to expect Project Excellence to produce an estimated $15 million in savings in 2016 on top of the savings already achieved in 2015."
f) May 2016 - "We continue to be pleased with the success of Project Excellence to date. And while we are excited that these savings begin flowing through directly to our bottom line in 2016, we still remain very focused on identifying new opportunities to reduce costs, increase our speed to market, increase efficiency and improve profitability."

Gross Margins are unacceptable!

Here are gross margins for some of New York & Co.'s peers:
   * ASNA, 57.98%
   * FRAN, 46.93%
   * CATO, 37.07%
   * CHS, 38.23%
   * NWY at the bottom with a GM of 28.41%. Unacceptable!

Recommended Actions:

1) One new independent board member.

2) The formation of a special committee of independent directors that represents minority shareholders (non-management, non-Irving Place or have never worked at Irving Place) who's responsibility will be to conduct an in-depth, comprehensive review of NWY's operations for the purpose of maximizing gross profit and saving on SG&A. Currently, there are 3 board members that work or have worked at Irving Place Capital. We believe this would be an exercise of "best practices" for corporate governance. This in-depth review would satisfy and alleviate any concerns minority shareholders have regarding their representation. It will also show us the company is doing everything in its power to achieve its operating margin targets.

   3) An enhanced capital allocation strategy that returns more cash to shareholders. We would like to highlight the many positives NWY has potential to build upon:
1) Our enterprise value is only $39 million.
2) Our enterprise value is only 4% of revenue.
3) The growth potential of Eva Mendes and Gabrielle Union.
4) The balance sheet has over $76 million in net cash ~ $1.20 per share.
5) Our revised private label credit card deal which should generate $10-11 million in incremental high margin royalties this year.
6) A solid brand.
7) A majority of the leases are less than 1-2 years.
8) Tailwinds and opportunities from competitors closing stores.
9) The potential to drive gross margins higher (currently, well below peer group).
1)
10) Loyal customer base with over 40% of sales coming from private label credit card.
11) Dedicated employees at the store level.

In summary, we are calling for: board representation that gives non-Irving Place Capital shareholders a true seat at the table;
formation of a special committee, which is truly independent, that will conduct an in-depth review of operations to drive GM's up and SG&A expenses down; and an enhanced capital allocation strategy.

A very wealthy shareholder at the top has been amply represented for years; we believe minority shareholders deserve appropriate representation!


Sincerely,




Dave Kanen
President, Portfolio Manager Kanen Wealth Management, LLC
Philotimo Fund, L.P.
P: (631) 863-3100
E: dkanen@kanenadvisory.com